Mail Stop 3561

June 7, 2010

Rodrigo Guzmán Perera, Chief Financial Officer
Pacific Airport Group
Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, Mexico

       Re: Pacific Airport Group
       File No. 001-32751
       Form 20-F: For the Fiscal Year Ended December 31, 2008

Dear Mr. Perera:

    We have completed our review of your Form 20-F and have no further comments at this time.

       Sincerely,

       Lyn Shenk
       Branch Chief